Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Plan Trustees

APP Pharmaceuticals, Inc. Savings and Retirement Plan

We consent to the incorporation by reference in the registration statement (No. 333-103894) on Form S-8 of APP Pharmaceuticals, Inc. of our report dated June 29, 2010, with respect to the statements of net assets available for benefits of the APP Pharmaceuticals, Inc. Savings and Retirement Plan as of December 31, 2009 and 2008, the related statement of changes in net assets available for benefits for the year ended December 31, 2009, and the supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of the APP Pharmaceuticals, Inc. Savings and Retirement Plan.

/s/ KPMG LLP

Chicago, Illinois

June 29, 2010